FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of     February    , 2003

Commission File Number

Western Copper Holdings Limited
(Translation of registrant’s name into English)

  1550-1185 West Georgia Street, Vancouver, B.C. V6E 4E6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....    Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....    No .....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS
INFORMATION CIRCULAR
SOLICITATION OF PROXIES
APPOINTMENT AND REVOCATION OF PROXIES
VOTING OF PROXIES
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
ELECTION OF DIRECTORS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
EXECUTIVE COMPENSATION
PERFORMANCE GRAPH
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
APPOINTMENT OF AUDITORS
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON
SCHEDULE “A”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper Holdings Limited
(Registrant)

By:	/s/ Robert Gayton
Robert Gayton Vice-President, Finance

Date   February 17, 2003

WESTERN COPPER HOLDINGS LIMITED
1550 — 1185 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 4E6

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of Members of Western Copper Holdings Limited (hereinafter called the “Company”) will be held at the UBC room, Vancouver Club, 915 West Hastings St., Vancouver, British Columbia, on Thursday, the 20th day of March, 2003, at the hour of 2:30 p.m. (Vancouver time), for the following purposes:

1.	To receive the report of the directors;

2.	To receive the audited financial statements of the Company for the fiscal year ended September 30, 2002 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3.	To elect directors;

4.	To appoint Auditors and to authorize the directors to fix their remuneration;

5.	To approve, with or without amendment, a Special Resolution to change the name of the Company from “WESTERN COPPER HOLDINGS LIMITED” to “WESTERN SILVER CORPORATION” or such other name as may be approved by the Board of Directors and is acceptable to the Registrar of Companies and The Toronto Stock Exchange;

6.	To authorize additional private placements in accordance with The Toronto Stock Exchange guidelines; and

7.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

     Accompanying this Notice is the Company’s 2003 Annual Report (containing the Directors’ Report to Members and the Company’s audited financial statements for the fiscal year ended September 30, 2002), an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

     Members are entitled to vote at the meeting either in person or by proxy. Those members who are unable to attend the meeting in person are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 14th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Dale Corman”

Dale Corman
Director and Chief Executive Officer

WESTERN COPPER HOLDINGS LIMITED
1550 — 1185 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 4E6

INFORMATION CIRCULAR
(Containing information as at and dated February 14, 2003)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Western Copper Holdings Limited (the “Company”) for use at the 2003 Annual General Meeting of Members of the Company (and any adjournment(s) thereof) to be held on Thursday, March 20, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT SUCH MEMBER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. To be effective, a proxy and any power of attorney or other authority under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited with ComputerShare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment(s) thereof.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, 1550 — 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, at any time up to and including the last business day preceding the day of the meeting or, if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted or withheld from voting in accordance with the specification made. SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE IS OR BOTH CHOICES ARE SPECIFIED. SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED ON A POLL FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

THE ENCLOSED FORM OF PROXY WHEN PROPERLY COMPLETED AND DELIVERED AND NOT REVOKED CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON APPOINTED PROXY THEREUNDER TO VOTE ON A POLL WITH RESPECT TO AMENDMENTS OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING, AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	100,000,000 Common shares without par value
Issued and Outstanding Information Circular:	32,436,369 Common shares without par value

Only members of record at the close of business on February 14, 2003 (the “Record Date”) who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

Each member is entitled to one vote for each common share registered in such member’s name on the list of members, which is available for inspection during normal business hours at ComputerShare Investor Services Inc. and at the meeting. At the meeting, on a show of hands, every member present in person shall have one vote and, on a poll, every member present in person or by proxy shall have one vote for each share held by such member. Accordingly, shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than those included in the table below:

	Number of	Percentage of Issued
Shareholder	Shares Owned	and Outstanding Shares

Prudent Bear Funds, Inc.	3,345,400	10.3%

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members unless they cease to be directors before then. The Board of Directors presently consists of nine directors. The number of directors of the Company has been determined by the directors, in accordance with the Articles of the Company at seven, subject to such increases as may be permitted by the Articles of the Company. The management of the Company proposes the nomination of the persons listed below for election as directors of the Company for the ensuing year.

The persons named below will be presented for election at the meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director.

Pursuant to Section 111 of the Company Act (British Columbia), Advance Notice of the Annual General Meeting was published in The Province newspaper on January 23, 2003.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

	Principal Occupation and, If Not at Present an
Name, Position and	Elected Director, Occupation During the	Director or Officer	Number of
Country of Residence(1)	Past 5 Years(1)	Since	Shares(2)

Dale Corman Chairman of the Board and Chief Executive Officer U.S.A.	Chairman of the Board and Chief Executive Officer of the Company	October 31, 1995	370,000
Thomas C. Patton President and Chief Operating Officer USA	President and Chief Operating Officer of the Company	January 1, 1998	205,000
Michael Halvorson(3) Canada	President of Halcorp Capital Ltd., a private investment company	October 10, 1997	60,400
Lee Bilheimer Canada	Engineering consultant since 1994; formerly Vice-President Construction, Teck Corporation	July 25, 1997	Nil
Robert A. Quartermain(3) Canada	President, Silver Standard Resources Inc.	February 28, 1989	40,000
Lawrence Page, Q.C. Secretary Canada	Lawyer	January 28, 1997	Nil
Klaus Zeitler(3) Canada	Retired, formerly Senior Vice-president, Teck Cominco Limited	September 18, 2000	Nil

NOTES:
(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees individually.
(2)	The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominee individually.
(3)	Denotes member of Audit Committee.

At present the Company does not have an executive committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A statement of the Company’s Corporate Governance practices is set out in detail in the Company’s 2002 Annual Report.

EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) of the Company, regardless of the amount of compensation of that individual, each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are executive officers at the end of the fiscal year.

At the end of the Company’s most recently completed financial year, the Company had two Named Executive Officers: Dale Corman, the Company’s Chief Executive Officer and Chairman of the Board and Thomas C. Patton, the Company’s President and Chief Operating Officer. The following table sets forth the compensation awarded, paid to or earned by the Company’s Named Executive Officers during the financial years ended September 30, 2002, 2001 and 2000:

Summary Compensation Table

						Securities	Restricted
				Other		Under	Shares or
				Annual		Options/	Restricted		All Other
				Compen-		SARs(2)	Share	LTIP(3)	Compen-
Name and Principal		Salary	Bonus	sation		Granted	Units	Payouts	sation
Position	Year(1)	($)	($)	($)		(#)	($)	($)	($)

Dale Corman	2002	Nil	Nil	150,176	(4)	400,000	Nil	Nil	Nil
CEO	2001	Nil	Nil	146,455	(4)	300,000	Nil	Nil	Nil
	2000	Nil	Nil	149,943	(5)	Nil	Nil	Nil	Nil
Thomas Patton	2002	9,600	Nil	96,760	(6)	200,000	Nil	Nil	Nil
President and	2001	9,616	Nil	100,457	(6)	Nil	Nil	Nil	Nil
COO	2000	9,608	Nil	113,199	(6)	Nil	Nil	Nil	Nil

(1)	Ended September 30
(2)	The Company has not issued any stock appreciation rights
(3)	The Company does not have any long-term incentive plan
(4)	Paid by the Company pursuant to the terms of a consulting agreement with Dale Corman
(5)	Paid by the Company pursuant to the terms of a consulting agreement with Dale Corman ($112,500) and pursuant to the terms of a consulting agreement with Corman Enterprises Inc., a company wholly owned by Dale Corman ($37,500)
(6)	Paid by the Company pursuant to the terms of a consulting agreement with T.C. Patton Consulting, a sole proprietorship controlled by Thomas C. Patton

Long Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company’s shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units”. The Company does not have any LTIP.

Stock Appreciation Rights

Stock appreciation rights (“SAR’s”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SAR’s were granted to or exercised by the Named Executive Officer or directors during the most recently completed financial year.

Options/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth information concerning grants of stock options pursuant to the rules and policies of The Toronto Stock Exchange (the “TSX”) and, in accordance with the provisions of the Company’s amended 1996 Stock Option Plan, 1998 Stock Option Plan, and 2000 Stock Option Plan during the financial year ended September 30, 2002 to the Named Executive Officers and to the directors who were not Named Executive Officer:

				Market Value of
		% of Total		Securities
		Options		Underlying
	Securities Under	Granted to	Exercise	Options on Date
	Options Granted	Employees in	Price(1)	of Grant
Name	(#)	Fiscal Year	($/Security)	($/Security)	Expiration Date

Thomas C. Patton	200,000	9.3%	$1.00	$1.00	March 20, 2007
Dale Corman	200,000	18.6%	$1.00	$1.00	March 20, 2007
	200,000		$1.50	$1.50	October 15, 2006
Directors who are not	100,000	19.5%	$3.15	$3.15	Sept. 17, 2007
Named Executive Officers	320,000		$1.00	$1.00	March 20, 2007

(1)	The exercise price of stock options is set at not less than 100% of the market value of a Common Share of the Company on the day immediately preceding the date of grant. The exercise price of a stock option may only be adjusted in the event that specified events cause dilution of the Company’s share capital.

Aggregated Option Exercises in Last Fiscal Year and
Fiscal Year-End Option Values

The following table (presented in accordance with the requirements of the British Columbia Securities Act) sets forth details of all exercises of stock options during the fiscal year ended September 30, 2002 by the Named Executive Officers and directors who were not Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

			Unexercised Options	Value of Unexercised
			at	In-the-Money Options
	Securities	Aggregate	Fiscal Year-End	at Fiscal Year-End
	Acquired on	Value	(#)	($)(3)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)(1)	($)(2)	Unexercisable	Unexercisable

Thomas C. Patton	Nil	Nil	600,000/Nil	$680,000/Nil
Dale Corman	Nil	Nil	900,000/Nil	$1,020,000/Nil
Directors who are not Named Executive Officers	240,000	$434,900	580,000/Nil	$644,000/Nil

(1)	Number of Common Shares of the Company acquired on the exercise of stock options.

(2)	Calculated using the closing prices for a board lot of Common Shares of the Company on the TSX on the date of exercise.

(3)	Value using the closing price of Common Shares of the Company on the TSX on September 30, 2002 of $2.80 per share, less the exercise price per share.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than as noted under the heading “Interest of Insiders in Material Transactions” herein, the Company has no plans or arrangements in respect of remuneration received or that may be received by and Named Executive Officer in the Company’s most recently completed financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

Other than as noted under the headings “Option Grants During the Most Recently Completed Financial Year” and “Interest of Insiders in Material Transactions”, during the most recently completed financial year, the directors of the Company did not receive any compensation from the Company in their capacity as directors.

Composition of the Compensation Committee

During the last fiscal year, the Company had a compensation committee consisting of Lawrence Page, Q.C. and Fred Daley. Messrs. Page and Daley review compensation issues periodically and make recommendations to the Board on matters relating to compensation of directors, senior officers, employees and contractors through consulting contracts and stock option grants. All members of the Board are encouraged to address issues relating to compensation.

Report on Executive Compensation

Although the Company has a compensation committee, the Board collectively has the responsibility to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above. Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy.

Compensation for the 2002 and prior fiscal years has historically been based upon negotiated consulting contracts, with stock options being issued as an incentive for performance. The shareholders have approved a number of stock option plans pursuant to which the Board has granted stock options to executive officers. The stock option plans allow compensation of participants while providing additional incentive to work toward long term Company performance. The stock option plans have been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as their impact and/or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

Named Executive Officers

The amounts of the compensation paid to the Named Executive Officers are determined by the Board on the basis of the value of the benefit derived from the Company from the input and presence of the Named Executive Officers. In addition, the Named Executive Officers received stock options determined on the same basis as grants of stock options to the executive officers.

Directors: Lee Bilheimer, Dale Corman, Michael Halvorson, Lawrence Page, Q.C., Thomas C. Patton, Robert Quartermain, Klaus Zeitler, Fred Daley.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, for the last five years, with the cumulative total return of the TSX 300 composite index. The common share trading data is as reported by the TSX. The value for each year represents the closing price as of September 30 on that year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, no proposed management nominee for election as a director of the Company and no associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company’s last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Stock Options

During the financial year ended September 30, 2002, there were 1,020,000 options to purchase shares granted to insiders of the Company pursuant to the terms of the Company’s Stock Option Plans. Subsequent to year end, 100,000 options to purchase Common Shares were granted to insiders. In accordance with the terms of the Stock Option Plans, the aggregate number of Common Shares reserved for issuance to any one person cannot exceed 5% of the outstanding Common Shares of the Company, the option exercise price is calculated by the Board of Directors by using the average of daily high and low board lots trading prices over a five day period immediately preceding and including the date of grant, and the option exercise price cannot be lower than this average market price.

Management Agreements

By Consulting Agreement made effective January 1, 1999 Dale Corman was retained by the Company to provide business, geological and mining consulting services to the Company and act as its Chief Executive Officer for a one year term at an annual fee of $150,000. In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person’s affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Consulting Agreement as a change of control), Dale Corman has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement. The Agreement has been extended on the same terms to September 30, 2000, extended again to September 30, 2001, and subsequently continued on a month-to-month basis. A new agreement was completed effective October 1, 2002 for a period of 24 months on the same terms.

By Employment Agreement made effective January 1, 1999, the Company employed Thomas C. Patton as its President for a one year term at an annual salary of $9,600, payable at a monthly rate of $800 per month. This agreement was replaced effective January 1, 2000 by an employment agreement for a nine month term at the same salary. In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person’s affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control), Mr. Patton has the right to terminate the Employment Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Employment Agreement. The agreement has been extended on the same terms to September 30, 2001 and subsequently continued on a month-to-month basis. A new agreement was completed effective October 1, 2002 for a period of 24 months on the same terms.

By Consulting Agreement made effective January 1, 1999, the Company retained T.C. Patton Consulting, a mining consultant sole proprietorship controlled by Thomas C. Patton, President of the Company since January 1, 1998, to provide business, geological and mining consulting services to the Company, for a one year term commencing January 1, 1999, at an annual fee of $140,400 payable at the rate of $11,700 per month against invoices for services actually performed. Effective January 1, 2000, this agreement was renewed for a further nine month term for the same compensation and on the same terms. In the event of the election or appointment of a majority of new directors of the Company, or the acquisition by any person and such person’s affiliates or associates of 20% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control),T.C. Patton Consulting has the right to terminate the Consulting Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to 50% of the compensation otherwise payable during the unexpired term of the Consulting Agreement. The agreement has been extended on the same terms to September 30, 2000, extended again to September, 2001 and subsequently continued on a month-to-month basis. A new agreement was completed effective October 1, 2002 for a period of 24 months on the same terms.

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, no proposed management nominee for election as a director of the Company, no member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company and no associate or affiliate of any of the foregoing persons had since October 1, 2001 (being the commencement of the Company’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Company on March 27, 1986.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors and as set out under the heading “Particulars of Other Matters to be Acted Upon”.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Change of Name to Western Silver Corporation

At the Meeting members will be asked to consider and, if thought fit, to pass with or without amendment the following Special Resolution:

(a)	the name of the Company be changed from “WESTERN COPPER HOLDINGS LIMITED” to “WESTERN SILVER CORPORATION” or such other name as may be approved by the Board of Directors and is acceptable to the Registrar of Companies and the Toronto Stock Exchange;

(b)	the Memorandum of the Company be altered to reflect the change of name so that it shall be in the form set out in Schedule “A” to the Information Circular.

Under the Company Act of British Columbia, any company may, by Special Resolution, alter its memorandum to change its name. “Special Resolution” means a resolution passed by a majority of not less than 75% of the votes cast by those members of a company, who, being entitled to do so, vote in person or by proxy at a general meeting of the Company where not less than 21 days notice of the general meeting has been given.

If the resolution authorizing the proposed changes is passed, certified copies are required to be filed with the Registrar of Companies for British Columbia and the resolution will take effect on the date of such filing. The proposed change is required to be approved by the TSX. The TSX has advised that the Company’s trading symbol will not change as a result of the change of name.

Approval of Private Placements

In order for the Company to raise funds to expand its activities, the Company may require further equity funding, which would be raised under one or more private placements. At the meeting, members will be asked to approve a resolution authorizing the directors of the Company to enter into one or more private placements in the 12 month period following the meeting to issue additional common shares of the Company, or securities exchangeable into common shares of the Company (collectively referred to as “shares”) to subscribers who are substantially at arm’s length to the Company. Pursuant to the rules and policies of the TSX, shareholder approval is required for issuances of shares by private placement of more than 25% of the number of shares, which are currently outstanding (on a non-diluted basis) in any six month period. Accordingly, it is prudent to have authority for such private placements at the present time to save the time and expense of seeking shareholder approval at future special meetings of shareholders.

It is not the present intention of management to issue the entire number of shares authorized pursuant to the proposed resolution. The private placements will be negotiated only if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to conduct expand its activities. The issuance of shares pursuant to these private placements will not materially affect the control of the Company. Each such private placement will be made in accordance with applicable by-laws and rules of the TSX, which require the approval of the TSX prior to completion of each individual private placement. These rules provide that private placements be priced at the closing price on the day prior to the notice of the private placement, subject to prescribed discounts as set forth below:

Market Price	Maximum Discount

$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

As well, warrants may accompany shares issued under the private placement where such warrants are priced at or above market and do not exceed the number of shares issued under the private placement.

Paragraph 620 of the TSX Company Manual (the “Manual”) provides that, without shareholder approval, the total number of shares of a listed company which are issued or subject to issuance pursuant to private placement transactions during any six month period must not exceed 25% of the number of shares of the Company which are outstanding prior to giving effect to such transactions. Members are being asked, therefore, to pass a resolution authorizing additional private placements, which would take place within one year of the date of the meeting. Such future private placements will be subject to the following terms:

1.	All of the private placement financings will be carried out in accordance with the guidelines of the TSX and specifically in accordance with paragraphs 619 and 622 of the Manual.

2.	The private placements will not result in additional shares of the Company being issued in any amount exceeding the current number of issued and outstanding common shares (in the aggregate) of the Company, will be substantially with subscribers who are at arm’s length to the Company and will not materially affect the control of the Company.

The resolution with respect to private placement financings requires confirmation by a majority of the votes cast thereon at the meeting. In the event the resolution is not passed, the Company will not proceed with any private placement that requires shareholder approval under the rules of the TSX unless and until such shareholder approval is received.

The text of the resolution to be submitted to the shareholders at the meeting is set forth below.

“BE IT RESOLVED THAT:

1.	the directors of the Company be and are hereby authorized and directed to arrange from time to time, additional private placements in the capital of the Company, subject to the following terms:

(a)	all private placement financings will be carried out by the Company in accordance with the guidelines of the Toronto Stock Exchange and specifically paragraphs 619 and 622 of The Toronto Stock Exchange Company Manual; and

(b)	the future private placements will not result in additional common shares of the Company being issued in an amount exceeding the current number of issued and outstanding common shares in the aggregate of the Company, will be substantially with subscribers who are at arm’s length to the Company and will not materially affect control of the Company.”

It is not known whether any other matter will come before the Meeting other than those set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of Proxy intend to vote on them in accordance with their best judgement.

BOARD APPROVAL

The Notice of Annual General Meeting dated February 14, 2003 and this Information Circular and accompanying Form of Proxy have been approved by the Board of Directors of the Company for mailing to members.

DATED at Vancouver, British Columbia, this 14th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Dale Corman"

Dale Corman
Director and Chief Executive Officer

SCHEDULE “A”

FORM 1 (Section 5)

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

ALTERED MEMORANDUM

OF

WESTERN SILVER CORPORATION

(as Altered by Special Resolution dated March 20, 2003)

1.     The name of the Company is “WESTERN SILVER CORPORATION.”

2.     The authorized capital of the Company is 100,000,000 (one hundred million) common shares without par value.

WESTERN COPPER HOLDINGS LIMITED
1550 — 1185 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 4E6

FORM OF PROXY
THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT

The undersigned, a registered shareholder of WESTERN COPPER HOLDINGS LIMITED (the “Company”), hereby appoints Dale Corman, or failing him, Thomas Patton, or failing him, Robert Gayton, or instead of any of the foregoing, ______________________, or failing him, ________________, (hereinafter called the “nominee”) as proxy of the undersigned, with full power of substitution, to attend, act and vote on a poll in respect of all shares registered in the name of the undersigned at the 2003 Annual General Meeting of the members of the Company to be held in Vancouver, British Columbia, on Thursday, the 20th day of March, 2003, at the hour of 2:30 o’clock in the afternoon (Vancouver time), and at any and all adjournments thereof. Without limiting the general powers hereby conferred, the said proxy is directed, in respect of the following matters, to give effect to the following choices, as indicated by check marks or x’s:

1.	To appoint PricewaterhouseCoopers, LLP, Chartered Accountants, as Auditors of the Company for the ensuing year:

VOTE FOR: [ ]	WITHHOLD VOTE: [ ]

2.	To authorize the directors to fix the remuneration of the Auditors:

VOTE FOR: [ ]	VOTE AGAINST: [ ]

3.	(a) To elect as directors all the persons named in 3(b) below:

VOTE FOR: [ ]	WITHHOLD VOTE: [ ]

OR

(b)	To elect as a director:

DALE CORMAN	VOTE FOR: [ ] WITHHOLD VOTE: [ ]

THOMAS C. PATTON	VOTE FOR: [ ] WITHHOLD VOTE: [ ]

MICHAEL HALVORSON	VOTE FOR: [ ] WITHHOLD VOTE: [ ]

LEE BILHEIMER	VOTE FOR: [ ] WITHHOLD VOTE: [ ]

ROBERT QUARTERMAIN	VOTE FOR: [ ] WITHHOLD VOTE: [ ]

LAWRENCE PAGE, Q.C	VOTE FOR: [ ] WITHHOLD VOTE: [ ]

KLAUS ZEITLER	VOTE FOR: [ ] WITHHOLD VOTE: [ ]

4.	To approve, with or without amendment, a Special Resolution to change the name of the Company from “WESTERN COPPER HOLDINGS LIMITED” to “WESTERN SILVER CORPORATION” or such other name as may be approved by the Board of Directors and is acceptable to the Registrar of Companies and The Toronto Stock Exchange.

VOTE FOR: [ ]	AGAINST: [ ]

5.	To authorize additional private placements in accordance with The Toronto Stock Exchange guidelines.

VOTE FOR: [ ]	AGAINST: [ ]

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is, or where both choices are, specified, IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED ON A POLL “FOR” ALL SUCH MATTERS, and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Company’s 2002 Annual Report (which contains the Directors’ Report to Members and the Company’s audited financial statements for the fiscal year ended September 30, 2002), the Notice of 2003 Annual General Meeting of Members, the accompanying Information Circular dated as of February 14, 2003 and the Notes hereto, and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment(s) thereof.

NOTES: THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR SUCH MEMBER(S) ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED SHAREHOLDER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF SUCH COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER, OR ATTORNEY AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

A PROXY, TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY’S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES INC. 4TH FLOOR, 510 BURRARD STREET, VANCOUVER, B.C., NOT LESS THAT 48 HOURS (EXCLUDING HOLIDAYS AND WEEKENDS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT(S) THEREOF.

REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED BELOW, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS FIRST MAILED TO THE MEMBER(S).

DATED this _________ day of _________________, 2003.

(NOTE TO SHAREHOLDER:
PLEASE INSERT DATE OF EXECUTION)
Signature of Member

Name of Member (please print)

Address of Member

City/Province

Number of Shares Held

ANNUAL RETURN CARD FORM
(Request for Interim Financial Statements)

TO:	REGISTERED AND NON-REGISTERED SHAREHOLDERS OF WESTERN COPPER HOLDINGS LIMITED (the “Company”)

National Instrument 54-101 – “Communication with Beneficial Owners of Securities of a Reporting Issuer” provides shareholders with the opportunity to elect annually to have their name added to an issuer’s SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to:

COMPUTERSHARE INVESTOR SERVICES INC.
4th Floor, 510 Burrard Street
Vancouver, British Columbia, V6C 3B9.

Fax 604-683-3694

Name of Shareholder:

(Please print)

Address:

Postal Code: